345 Park Avenue New York, NY 10154-1895	Main 212.407.4000 Fax 212.407.4990 www.loeb.com
May 13, 2022

Via EDGAR

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn:	Erin Donahue
Geoffrey Kruczek

Re: Global Consumer Acquisition Corp Amendment No. 1 to Preliminary Proxy on Schedule 14A Filed April 11, 2022 File No. 001-40468

Dear Ms. Donahue and Mr. Kruczek:

On behalf of Global Consumer Acquisition Corp. (the “Company”), we are hereby responding to the letter dated April 27, 2022 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commisssion”), regarding the Company’s Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A filed on April 11, 2022, File No. 001-40468 (the “Proxy Statement”). In response to the Comment Letter and to update certain information in the Proxy Statement, the Company is filing Amendment No. 2 to the Proxy Statement (the “Amended Proxy Statement”) with the Commission today.

For ease of reference, the text of the Staff’s comment is included in bold-face type below, followed by the Company’s response.

Preliminary Proxy on Schedule 14A filed April 11, 2022 Questions and Answers About the Proposals , page 3

1.	Please disclose your response to prior comment 2.

RESPONSE: The Company acknowledges the Staff’s comment and has added the requested disclosure on page 14 of the Amended Proxy Statement.

Parties to the Business Combinations GP Global, page 17

2.	We note your response to prior comment 7. Please expand your disclosures to also address the decline in GP Global's results of operations and increase in outstanding debt as of and for the interim period ended December 31, 2021.

RESPONSE: The Company acknowledges the Staff’s comment and has added the requested disclosure on page 17 of the Amended Proxy Statement.

Risk Factors, page 35

3.	We note your response to prior comment 65. Regardless of whether you intend to avail yourself of the corporate governance exemptions you mention, please add a risk factor that discusses the risks to investors. Also revise your disclosure beginning on page 172.

RESPONSE: The Company acknowledges the Staff’s comment and has added the requested risk factor on page 72 of the Amended Proxy Statement and has revised the disclosure on page 180.

Luminex earned approximately 43.3% of its revenue from two customers .... , page 37

4.	We note your response to prior comment 37. Please revise the disclosures here and on page 29 to separately quantify the percentage of revenue attributable to each identified customer and to also disclose the percentages of revenue attributable to each identified customer during both of the past two fiscal years. Given the fact that Luminex's one significant customer accounts for the vast majority of the current percentage disclosed and the fact that revenue from this customer was significant during all periods presented, it appears the current risk factor should be revised to clarify those facts.

RESPONSE: The Company acknowledges the Staff’s comment and has added the requested disclosure on page 37 of the Amended Proxy Statement.

Unaudited Pro Forma Condensed Combined Financial Information Description of transactions, page 79

5.	We note your response to prior comment 16 and your disclosures that the agreements with GP Global and Luminex do not include a provision under which the business combinations will not take place if redemptions exceed a certain amount. In the event the business combinations can proceed if the amounts of shareholder redemptions exceed the maximum redemption amounts presented on pages 83 and 86, it is not clear how the amounts presented actually represent the maximum redemption scenarios or how the current pro forma presentations comply with Rule 11-02(a)(10) of Regulation S-X. Please advise or revise.

RESPONSE: The Company acknowledges the Staff’s comment and has added the requested disclosure on page 82 of the Amended Proxy Statement.

Note 1 - Description of the Mergers, page 87

6.	We note your disclosure that GP Global’s equity holders will receive 14.3 million shares of GACQ's common stock; however, we also note disclosures that on March 31, 2022, GACQ revised its equity valuation of GP Global to $88 million, based on an increase in net debt from $127 million to $182 million, and, based on the downward revision of GP Global's equity value, the number of shares of GACQ's common stock to be issued is 8,775,208. Please revise the pro forma financial statements and all related disclosures to appropriately reflect the downward revision.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the pro forma financial statements and all related disclosures to appropriately reflect the downward revision in the Amended Proxy Statement.

Note 2 - Basis of Presentation, page 87

7.	We note your response to prior comment 18 regarding your determination that the business combination between GACQ and GP Global should be accounted for as a reverse acquisition. Please more fully address the following:

•	Explain how you determined the percentage ownership interests disclosed in the response letter and how you determined the GP Global shareholder will control the combined company.

•	We note you refer to the board of directors of the combined company; however, based on disclosures in the filing, we also note that upon consummation of either the business combination with Luminex or the business combinations with Luminex and GP Global, all the directors of GACQ will remain on the board, therefore, it is not clear how this factor supports the determination that GP Global is the accounting acquirer.

•	We note you refer to the management of the combined company, tell us the anticipated management of the combined company if only the business combination with Luminex is completed relative to the anticipated management of the combined company if both the business combinations with Luminex and GP Global are completed.

RESPONSE: The Company acknowledges the Staff’s comment and has added revised the disclosure throughout the Amended Proxy Statement to indicate that the Business Combination between GACQ and GP Global is expected to be accounted for as a forward business acquisition with GACQ as the accounting acquirer.

8.	We note your response to prior comment 19; however, to the extent the business combination with GP Global is determined to be a reverse acquisition, it is not clear how the accounting reflected in the pro forma financial statements complies with ASC 805-40. Please advise.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure throughout the Amended Proxy Statement to indicate that the Business Combination between GACQ and GP Global is expected to be accounted for as a forward business acquisition with GACQ as the accounting acquirer.

Note 4 - Transaction Accounting Adjustments to the GACQ, Luminex and GP Global Pro Forma Balance Sheet, page 89

9.	Refer to Note 4(E). Please correct or reconcile the disclosure that GACQ will issue ~14.3 million shares to acquire GP Global with disclosures throughout the filing that indicate GACQ will issue ~8.8 million shares to acquire GP Global.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the pro forma financial statements and all related disclosures to appropriately reflect the downward revision in the Amended Proxy Statement.

10.	Refer to Note 4(E) and your response to prior comment 21. Please identify the specific debt obligations that will be assumed and will not be assumed when GACQ acquires GP Global. Please disclose how the $79 million of GP Global debt that will not be assumed in the acquisition will be settled by GP Global. Please specifically address whether GP Global has entered into agreements with debtholders such that they have agreed to settle the outstanding debt. If not, please more fully explain how you determined the elimination of such debt is an appropriate pro forma adjustment.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure throughout the Amended Proxy Statement to reflect the fact that GACQ will be assuming 100% of the outstanding debt of GP Global.

11.	Refer to Note 4(H) and your response to prior comment 23. It appears that the purchase price allocation related to Luminex should be revised to record Luminex’s inventory at fair value and that the pro forma statements of operations should also be revised to record the related expense that will be incurred as a result of the step-up in basis of inventory. In addition, due to the fact that ASC 805 requires assets and liabilities acquired in a business combination to be recorded at their estimated fair values, it is not clear why potential changes in the purchase price of Luminex would impact the estimated fair value allocated to any asset other than goodwill. Please clarify or revise. This comment is also applicable to Note 6(G) on page 92.

RESPONSE: The Company acknowledges the Staff’s comment and has revised its calculations to include inventory in its fair value calculations on page 92, Note 4 (G) of the Amended Proxy Statement.

In addition, the primary reason for the difference in the intangible values is the discount rates. Theoretically, the weighted average of the rates of return of a company’s assets (the “WARA”) as a group should approximate the weighted average cost of capital (“WACC”). Typically the required rate of return for tangible assets is lower than the WACC and intangible rates are higher. Although tangible asset values (working capital, equipment and fixed assets, building and land) remain constant in each Luminex purchase scenario, the tangible asset percentage changes in each purchase price scenario. As the potential purchase price goes lower, tangible assets comprise a higher percentage of the allocation. Tangible required rates of return remained constant in all three scenarios. As the percentage of tangible assets increases with a lower purchase price, it results in a higher intangible discount rate to balance the WARA with the WACC. For example, if the intangible rates in the $160 million scenario were the same as the $180 million scenario, the WARA for the $160 million scenario would be 13% when the WACC is 14.7%. Higher intangible rates are required to reconcile the WARA and the WACC. Higher discount rates result in a lower present value of estimated cash flows.

Note 5 - Transaction Accounting Adjustments to the GACQ, Luminex and GP Global Pro Forma Statement of Operations, page 91

12.	Refer to Note 5(CC). Based on your disclosure that the Luminex purchase price allocation is preliminary, please quantify and disclose the impact that potential changes in the preliminary purchase price allocation could have on pro forma results of operations. This comment is also applicable to Note 7(CC) on page 93.

RESPONSE: The Company acknowledges the Staff’s comment and has added the requested disclosure on page 94, Note 5 (CC) of the Amended Proxy Statement.

Note 6 - Transaction Accounting Adjustments to the GACQ and Luminex Pro Forma Balance Sheet, page 91

13.	Refer to Note 6(E). Based on the proposed accounting for GACQ’s acquisition of Luminex as a forward purchase, it not clear why this pro forma adjustment is presented. Please clarify or revise.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure by eliminating this adjustment.

Note 8 - Loss Per Share, page 93

14.	Please provide tabular presentations that demonstrate how you determined the numbers of pro forma weighted average shares outstanding under each of the pro forma scenarios on pages 83 and 86. The tabular presentations should separately present the numbers of shares held by GACQ’s public shareholders, GACQ’s private unitholders, GACQ’s Sponsor, and to be issued by GACQ to acquire GP Global. Please specifically address the following in your revised disclosures:

•	For the pro forma scenarios that reflect GACQ, Luminex, and GP Global on page 83,it is not clear how you determined the number of shares to be issued to acquire GP Global in determining pro forma weighted average shares outstanding. We note disclosures throughout the filing indicate that GACQ will issue 8,775,208 shares to acquire GP Global.

•	For the pro forma scenarios that reflect GACQ and Luminex on page 86, it is not clear how or why pro forma weighted average shares outstanding would be the same as the share numbers on page 83 since we assume shares to be issued to acquire GP Global would not be issued.

Please correct or reconcile all pro forma share numbers, pro forma per share disclosures, and related percentages throughout the filing, including the disclosures on page 94, and ensure all amounts are appropriately calculated and consistently presented throughout the filing.

RESPONSE: The Company acknowledges the Staff’s comment and has added the requested disclosure on page 97, Note 8 of the Amended Proxy Statement.

Projection Assumptions and Estimates, page 130

15.	We note your response to prior comment 31. It continues to be unclear how the matters disclosed in this section relates to or resulted in the projections included in the tables above. Please revise to disclose all material assumptions and estimates and explain how they resulted in the projected financial information. Quantify each assumption to the extent possible.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure beginning on page 133 of the Amended Proxy Statement.

Board Composition, page 172

16.	Your revisions here and reference below that "each" director is independent imply that Messrs. Ajila and Pai are each not independent. If so, revise to state so directly and clearly.

RESPONSE: The Company acknowledges the Staff’s comment and has clarified the disclosure on page 180 of the Amended Proxy Statement.

Security Ownership, page 231

17.	We note your revisions in response to prior comment 48. Please revise to identify the natural person or persons who directly or indirectly exercise sole or shared voting and/or dispositive power with respect to the common stock held by each entity listed in the table.

RESPONSE: The Company acknowledges the Staff’s comment and has added the requested disclosure beginning on page 238 of the Amended Proxy Statement.

Experts, page 264

18.	We note the last paragraph under Experts refers to audited financial statements for GP Global that are not required and not presented in the filing. Please explain or delete this disclosure.

RESPONSE: The Company acknowledges the Staff’s comment and has deleted the referenced disclosure.

Index to Financial Statements, page F-1

19.	We note your response to prior comment 51 and the updated historical financial statements you provided. Please tell us how you determined updated audited financial statements for Luminex, as of and for each of the two years ended February 28, 2022, are not required by Rule 3-12(b) of Regulation S-X. It appears Luminex would be considered to be a predecessor.

RESPONSE: The Company acknowledges the Staff’s comment and has provided audited financial statements for Luminex, as of and for each of the two years ended February 28, 2022

GP Global - Financial Statements 12. Long Term Debt, page F-94

20.	Please revise your response to prior comment 58 to:

•	More fully explain the conversion terms of the convertible debentures issued by PIL to an affiliate of Bain and quantify the potential impact conversion could have on GP Global's interest in PIL, and the potential impact that would have on GP Global's consolidated financial statements;

RESPONSE: In response to the Staff’s comment and further response to prior comment 58, the Company has provided more detailed information on the conversion terms of the convertible debentures issued by PIL to an affiliate of Bain along with the quantification of the potential impact conversion into equity shares on pages 231-232 of the Amended Proxy Statement.

•	More fully explain the conversion terms of the convertible debentures issued by MVP to Bank of Baroda and quantify the potential impact conversion could have on GP Global's interest in MVP, and the potential impact that would have on GP Global's consolidated financial statements.

RESPONSE: In response to the Staff’s comment 20 and further response to prior comment 58, the Company has provided detailed information on conversion terms of Compulsorily convertible debentures along with the quantification of the potential impact on conversion into equity shares/buy back in new subsection e) under Debt Restructuring in MVP Group on page 234 of the Amended Proxy Statement.

Based on other disclosures in the filing, please clarify if the holders of these convertible securities may also have an option to convert the securities into shares of the combined company. Please revise the related risk factor on page 55 to quantify and more fully explain the potential impact that GP Global's subsidiaries convertible securities could have on the combined company's ownership interest of each GP Global subsidiary and/or the combined company's outstanding shares.

RESPONSE: The Company acknowledges the Staff’s comment and has added the requested disclosure on 56 of the Amended Proxy Statement.

General

21.	Please address the last two sentences of prior comment 66.

RESPONSE: Completion of a PIPE financing is not a condition to closing. Page 117 of the Amended Proxy Statement discloses that under the Luminex SPA, GACQ is obligated to use commercially reasonable efforts to secure $100 million in a PIPE financing. As of today, the Company has not entered into any definitive agreements providing for financing at the closing of the business combination. When the Company enters into any such arrangements, the Company will file a Current Report on Form 8-K and an amendment to the Proxy Statement, disclosing the material terms of such arrangements.

22.	Prior comment 64 was not limited only to the deferred portion of the underwriting fee. Please revise to include the entire fee.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure on page 175 of the Amended Proxy Statement.

23.	We note your response to prior comment 29. Revise to state clearly on page 121 the opinion of BDO presented at the January 26, 2022 meeting. Also, your revisions on page 137 do not address whether and, if so, how the board considered that opinion in recommending approval of the transaction. Therefore, we reissue that part of the comment.

RESPONSE: The Company acknowledges the Staff’s comment and has added the requested disclosure on page 127 and 146 of the Amended Proxy Statement.

24.	We note your response to prior comment 68. Please disclose the information required by Item 14(b)(6) of Schedule 14A regarding the September 11, 2021 presentation by Whitewater.

RESPONSE: The Company acknowledges the Staff’s comment and has added the requested disclosure beginning on page 110 of the Amended Proxy Statement.

Please call me at (212) 407-4122 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Tahra T. Wright

Tahra T. Wright

Partner